VIA EDGAR

August 1, 2017

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coeur Mining, Inc.
Registration Statement on Form S-4 (File No. 333-219492)

Ladies and Gentlemen:

This letter is sent on behalf of Coeur Mining, Inc. (the “Company”) and the co-registrant subsidiaries of the Company in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and co-registrants pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  Pursuant to Rule 461 promulgated under the Securities Act, the Company, on behalf of itself and the co-registrants, hereby respectfully requests that the effective time of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on August 3, 2017 or as soon as practicable thereafter.

Very truly yours,

/s/ Casey M. Nault
Casey M. Nault
Senior Vice President, General Counsel and
Secretary
Coeur Mining, Inc.

cc:          Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois l 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com